UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HCA Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

40412C101

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40412C101

1.	Names of Reporting Persons. Bank of America Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 80,893
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 253,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,169
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.06%*
12.	Type of Reporting Person (See Instructions) HC

*	The calculation of the foregoing percentage is based on 441,493,600 shares of voting common stock outstanding as of October 31, 2012 as reported in the quarterly report on Form 10-Q for the period ended September 30, 2012 of HCA Holdings, Inc. filed with the Securities and Exchange Commission on November 6, 2012.

CUSIP No. 40412C101

1.	Names of Reporting Persons. Merrill Lynch & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 161,076
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,076
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.04%*
12.	Type of Reporting Person (See Instructions) CO

*	The calculation of the foregoing percentage is based on 441,493,600 shares of voting common stock outstanding as of October 31, 2012 as reported in the quarterly report on Form 10-Q for the period ended September 30, 2012 of HCA Holdings, Inc. filed with the Securities and Exchange Commission on November 6, 2012.

CUSIP No. 40412C101

1.	Names of Reporting Persons. Merrill Lynch Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 40412C101

1.	Names of Reporting Persons. Merrill Lynch Ventures, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40412C101

1.	Names of Reporting Persons. Merrill Lynch Ventures L.P. 2001
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer

HCA Holdings, Inc., a Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

One Park Plaza

Nashville, Tennessee 37203

Item 2.

(a)	Name of Person Filing

Bank of America Corporation

Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.

Merrill Lynch Ventures, LLC

Merrill Lynch Ventures L.P. 2001

(b)	Address of Principal Business Office or, if none, Residence

The address of Bank of America Corporation is:

Bank of America Corporate Center

100 North Tryon Street

Charlotte, NC 28255

The address for each of Merrill Lynch & Co., Inc., Merrill Lynch Group, Inc., Merrill Lynch Ventures, LLC and Merrill Lynch Ventures L.P. 2001 is:

767 Fifth Avenue, 7th Floor

New York, NY 10153

(c)	Citizenship

See Item 4 on each cover page hereto.

(d)	Title of Class of Securities

Common stock, $0.01 par value per share.

(e)	CUSIP Number

40412C101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

On November 5, 2012, Hercules Holding II, LLC (“Hercules”) made a distribution of shares of common stock, par value $0.01 per share (“Common Stock”), of the Issuer to certain of its members in exchange for no more than the pro rata portion of the outstanding membership interests of Hercules held by such members, including a distribution of 148,143 shares to Merrill Lynch Ventures L.P. 2001 (“ML Ventures LP”), the general partner of which is Merrill Lynch Ventures, LLC (“ML Ventures LLC”), which is a wholly owned subsidiary of Merrill Lynch Group, Inc. (“ML Group”), which is a wholly owned subsidiary of Merrill Lynch & Co., Inc. (“Merrill Lynch”), which is a wholly owned subsidiary of Bank of America Corporation (“Bank of America,” and collectively with ML Ventures LP, ML Ventures LLC, ML Group and Merrill Lynch, the “Reporting Persons”).

Following such distribution, ML Ventures LP owned less than 1% of the outstanding membership interests of Hercules, and, pursuant to ML Ventures LP’s right under Hercules’ Amended and Restated Limited Liability Company Agreement, dated November 17, 2006 (as amended, the “LLC Agreement”), ML Ventures LP elected to withdraw as a member of Hercules and as party to the LLC Agreement (the “Withdrawal”). In connection with the Withdrawal, on November 20, 2012, Hercules distributed 2,652,364 shares of Common Stock on a pro rata basis to ML Ventures LP in exchange for ML Ventures LP’s remaining outstanding membership interests of Hercules.

As a result of the Withdrawal, the Reporting Persons may no longer be deemed to be members of a group exercising voting and investment control over the shares of Common Stock held by Hercules, and, therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The shares of Common Stock distributed to ML Ventures LP on November 5, 2012 and November 20, 2012 were subsequently sold by ML Ventures LP in a series of open market transactions. Item 9 of each of the cover pages with respect to each Reporting Person provides the amount of shares of Common Stock beneficially owned by such Reporting Person following the transactions described above.

Each of the Reporting Persons declares that neither the filing of this report nor anything herein shall be construed as an admission that such person was, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or had agreed to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Percent of class:

See Item 11 of each of the cover pages with respect to each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each of the cover pages with respect to each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each of the cover pages with respect to each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each of the cover pages with respect to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each of the cover pages with respect to each Reporting Person.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

The information set forth under Item 4(a) is incorporated by reference herein.

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

The information set forth under Item 4(a) is incorporated by reference herein. Any further filings required to be filed by the former group members of the Reporting Persons with respect to securities of the Issuer held by Hercules will be filed separately by such remaining group members.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2013	BANK OF AMERICA CORPORATION

	By:	/s/ Jeffrey Atkins
Name: Jeffrey Atkins
Title: Authorized Signatory

MERRILL LYNCH & CO., INC.

	By:	/s/ Lawrence Emerson
Name: Lawrence Emerson
Title: Attorney-In-Fact

MERRILL LYNCH GROUP, INC.

	By:	/s/ Ileana Stone
Name: Ileana Stone
Title: Authorized Signatory

MERRILL LYNCH VENTURES, LLC

	By:	/s/ Jeffrey Atkins
Name: Jeffrey Atkins
Title: Managing Director

MERRILL LYNCH VENTURES L.P. 2001

	By:	Merrill Lynch Ventures, LLC,
its general partner

	By:	/s/ Jeffrey Atkins
Name: Jeffrey Atkins
Title: Managing Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (previously filed as Exhibit 1 to the Amendment No. 1 to Schedule 13G filed on February 14, 2012 and incorporated by reference herein).